EXHIBIT 23.1

Independent Auditors' Consent

The Thrift Plan Plus Committee of the Mississippi
Chemical Corporation Thrift Plan Plus:

We consent to incorporation by reference in the registration statement (No. 33-59577) on Form S-8 of Mississippi Chemical Corporation of our report dated June 14, 2002, with respect to the statement of net assets available for benefits of the Mississippi Chemical Corporation Thrift Plan Plus as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001, and the related supplementary schedule, which report appears in the December 31, 2001, annual report on Form 11-K of Mississippi Chemical Corporation.

/s/ KPMG LLP

Jackson, Mississippi
June 28, 2002